SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
(212) 839 5300
(212) 839 5599 FAX

fnoero@sidley.com
(212) 839-5986

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
FRANKFURT NEW YORK WASHINGTON, D.C.

FOUNDED 1866

082-34786

April 6, 2007

07022638

RECEIVED
2007 APR 18 A 8:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Hand

Office of International Corporate Finance
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Electric Interconnection SA

Re: ~~Interconexión Eléctrica S.A. E.S~~.P./ADR Level I
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. ~~82-34774~~

SUPPL

Dear Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. ESP (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the months of December of year 2006 and January and February of year 2007 "Información Relevante" (Other Relevant Information) submitted to the Financial Superintendency of Colombia (the "Colombian Securities Commission").

B
PROCESSED
APR 23 2007
THOMSON FINANCIAL

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from December 12, 2006 until February 28, 2007).

2. Attachment posted on December 14, 2006 by the Issuer informing the market and the Colombian Securities Commission that an agreement had been reached for the acquisition by Issuer of the shares held by Hydro Quebéc International (HQI) and Fonds De Travailleurs Du Quebéc (FTQ) in Consorcio Transmantaro S.A. ("Transmantaro").

3. Attachment posted on December 21, 2006 by the Issuer announcing the submission to the Board of Directors of Mr. Javier G. Gutierrez's resignation from the position of General Manager of the Issuer.

dlw 4/19

4. Attachment posted December 21, 2006 by the Issuer with the Colombian Securities Commission regarding Empresa Colombiana de Petroleos' ("ECOPETROL") acceptance of an offer to purchase shares issued by Issuer, subject to the terms and conditions set forth in the Rules for the Subscription of Shares approved by the Issuer's Board of Directors.

5. Document posted on December 21, 2006 by the Issuer reporting to the Colombian Securities Commission that it has received Resolutions 6019 and 6143, both of 2006, from the Ministry of Finance and Public Credit, authorizing the Issuer to procure a foreign loan and foreign public credit and/or similar operations.

6. Attachment posted on December 21, 2006 by the Issuer announcing to the Colombian Securities Commission that its Board of Directors authorized Issuer and its Brazilian affiliate ISA Capital do Brasil S.A. ("ISA Capital do Brasil"), the bond purchase agreement for ISA Capital do Brasil's prospective bond issuance in the United States.

7. Document posted on December 27, 2006 by the Issuer reporting that the Ministry of Finance and Public Credit, through Resolution 6178 of 2006, has authorized Issuer to obtain a foreign loan with ABN Amro Bank N.V. and JPMorgan Chase Manhattan Bank N.A., of up to US$23,800,000.

8. On December 29, 2006 the Issuer informed the Colombian Securities Commission that it has prepaid Tranche B, equal to US$350 million, of the loan made to Issuer by ABN Amro Bank N.V. and JPMorgan Chase Manhattan Bank N.A., the proceeds of which were used to fund Issuer's July 17, 2006 purchase of a participation in Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP"), thus complying with the financial strategy planned for the acquisition of the Brazilian company.

9. Attachment posted on December 29, 2006 by the Issuer regarding that the Ministry of Finance and Public Credit's authorization of the Issuer entering into a loan agreement with ABN Amro Bank N.V. and JPMorgan Chase Manhattan Bank N.A. in order to receive a loan of up to US$182 million, the proceeds of which will be used to purchase additional stock in CTEEP.

10. Attachment posted on January 2, 2007 by the Issuer reporting to the Colombian Securities Commission that it has started the commercial operation of its 500kV Primavera — Bacatá transmission line and ancillary works.

11. Attachment posted on January 2, 2007 by the Issuer informing the market and the Colombian Securities Commission that it has acquired the stock participation held by ECOPETROL in Transelca S.A. ESP ("Transelca"), thus increasing Issuer's direct participation in Transelca's capital stock to 99.99667%.

12. On January 2, 2007 the Issuer informed the Colombian Securities Commission that it agreed to purchase the shares held by ETECEN in Transmantaro, thus increasing Issuer's participation in Transmantaro's capital stock to 60%.

13. Press Release posted on January 9, 2007 by the Issuer reporting that it has acquired an additional 39.28% of the outstanding common shares of CTEEP through a tender offer, thus consolidating Issuer's ownership of 89.40% of common shares and 37.46% of CTEEP's total capital stock.

14. Attachment posted on January 10, 2007 by the Issuer informing the Colombian Securities Commission that it has incorporated the company Internexa S.A. in Peru, in which Issuer holds 99.994% of the company's capital stock.

15. Attachment posted on January 12, 2007 by the Issuer reporting that, starting in January 2007, the new Public Accounting Rules, issued by the Colombian General Auditing Office for the preparation and presentation of accounting statements to the Colombian General Auditing Office, will apply.

16. On January 18, 2007 Issuer announced to the Colombian Securities Commission its shareholders will receive the last quarterly dividend payment of the COP$120 per share declared at the Issuer's Stockholders' Meeting held on March 27, 2006.

17. On January 22, 2007 the Issuer announced to the market and the Colombian Securities Commission that Mr. Luis Fernando Alarcón M. assumed his post general manager of the Issuer.

18. Document posted on January 24, 2007 by the Issuer reporting that it has organized two new subsidiaries in Brazil, Interligação Elétrica de Minas Gerais S.A. and Infra - Estruturas do Brasil Ltda.

19. On January 26, 2007 the Issuer announced to the Colombian Securities Commission that its Board of Directors has called the Ordinary Stockholder's Meeting to be held in the city of Medellín on Friday, March 30, 2007.

20. Document posted on January 26, 2007 by the Issuer regarding mechanisms and actions that will be implemented by Issuer to comply with Resolution 116 of 2002 issued by the Colombian Securities Commission.

21. Attachment posted on January 30, 2007 by the Issuer reporting that CTEEP, a subsidiary of Issuer, carried out an early retirement program for its workers.

22. Attachment posted on January 31, 2007 by Issuer reporting that ISA Capital do Brasil issued international bonds for US$554 million, which generated a demand of US$4.6 billion.

23. Document posted on January 22, 2007 (but made public by the Colombian Securities Commission on February 1, 2007) with the Colombian Securities Commission by a third party, regarding a 'pre-agreement' for the transfer of 1,723 of Issuer's shares to an existing beneficial owner at market price.

24. Attachment posted on February 26, 2007 by the Issuer reporting that the Issuer's Board of Directors authorized the execution by Issuer and Issuer's affiliate ISA Capital do Brasil S.A., of an agreement indemnifying the Bank of New York and JPMorgan S.A. Bank (Brazil), in their roles as Trustee and Collateral Agent, respectively, of ISA Capital do Brasil S.A.'s US$554 million bond issuance.

25. Document posted on February 26, 2007 by the Issuer regarding the Issuer's Board of Director's decision, taken in meeting No. 648, to approve the agenda of the Issuer's Ordinary Stockholders' Meeting to be held on March 30, 2007.

26. Attachment posted on February 26, 2007 by the Issuer regarding the Issuer's Board of Director's decision, taken in meeting No. 648, to approve the propositions to be submitted at the Issuer's Ordinary Stockholders' Meeting to be held on March 30, 2007.

27. Document posted on February 28, 2007 by the Issuer regarding being served in connection with a damages claim for US$1,534,321, relating to a capacity charge from 2004-2005 brought by Merielectrica S.A. & CIA S.C.A E.S.P before the Administrative Tribunal of Cundinamarca against the State (Ministry of Mines and Energy), CREG and the Issuer.

28. Document posted on February 28, 2007 by the Issuer regarding an agreement entered into between its affiliate in Perú, Internexa S.A., and Consorcio UNIELES for the procurement, installation and commissioning of a modern fiber-optic network stretching over more than 1,200 kilometers in Northern Peru.

Financial Information for the Quarter ended on December 31, 2006.

29. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of October 2006, regarding placement of securities by the Issuer in the primary market.

30. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of November 2006, regarding placement of securities by the Issuer in the primary market.

31. Letter from the issuer to the Colombian Securities Commission submitting the monthly report of December, 2006, regarding placement of securities by the Issuer in the primary market.

32. Letter from the Issuer to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three month period ended on December 31, 2006.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5986 or by email at fnoero@sidley.com with any further questions or comments you may have.

Sincerely yours,

Francesco Noero

Enclosures

cc: Mr. Juan David Bastidas, ISA
(w/o Enclosures): Andrew C. Quale, Jr.
Janet E. Miller

SUMMARY OF OTHER RELEVANT INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

Date	Time	Subject	Summary	Attachment
28/02/2007	11:32:26	Business lines	Grupo ISA, through its affiliate Internexa subscribed an agreement with CONSORCIO UNIELES for the procurement, installation and commissioning of a modern optic-fiber network stretching over more than 1200 kilometers in Northern Peru	See attachment
28/02/2007	08:53:25	Issuer's legal issues	ISA has been served process of the damages claim brought by Merielectrica S.A & CIA S.C.A E.S.P. before the Administrative	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			Tribunal of Cundinamarca against the State (Ministry of Mines), CREG and ISA .	
28/02/2007	08:50:46	Issuer's legal issues	ISA has been served process of the damages claim brought by Merielectrica S.A & CIA S.C.A E.S.P. before the Administrative Tribunal of Cundinamarca against the State (Ministry of Mines), CREG and ISA .	N/A
26/02/2007	18:19:59	Decisions of the Board of Directors	In meeting No. 648, ISA's Board of Directors approved the propositions to be presented to the Regular Stockholders' Meeting of March 30, 2007.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

26/02/2007	18:17:44	Decisions of the Board of Directors	In meeting No. 648, ISA's Board of Directors approved the agenda for the Regular Stockholders' Meeting of March 30, 2007.	See attachment
26/02/2007	17:39:34	Issuer's financial issues	In meeting held on February 23, 2007, ISA's Board of Directors authorized the company, together with its affiliate ISA Capital do Brasil, to sign an indemnity agreement to the Bank of New York and JPMorgan S.A. Bank (Brazil).	See attachment
01/02/2007	09:58:34	Pre-agreed operations	On 22-01-07 this Superintendency received information about a pre-agreement, by	See attachment

			which a beneficial owner has agreed to purchase 1,723 ISA shares at market price.	
31/01/2007	11:18:17	Issuer's financial issues	ISA Capital do Brasil S.A., a Grupo ISA company, issued international bonds for US$ 554 million with demand at US$ 4.6 billion.	See attachment
30/01/2007	14:24:17	Business Lines	CTEEP-Companhia de Transmissão de Energia Elétrica Paulista-, a subsidiary of ISA, carried out an early retirement program for its workers.	See attachment
26/01/2007	15:25:03	Shareholders Representation (Res. 116 of Feb. 27/2002)	To comply with Resolution 116 of 2002 issued by this Superintendency, we hereby report the mechanisms and actions that will	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			be implemented.	
26/01/2007	15:13:02	Call to Stockholders' Meeting	In today's meeting, ISA's Board of Directors has convened stockholders to a Stockholders' Meeting to be held on Friday, March 30 in the city of Medellín.	N/A
24/01/2007	09:31:57	New activities and businesses	INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. has established in Brazil, the following affiliates of Grupo ISA (see attachment).	See attachment
22/01/2007	09:51:49	Change of Legal Representatives	ISA informs the market, that in ceremony held today in the presence of the Board of Directors, at the Company's	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			Auditorium, Mr. Luis Fernando Alarcón M. assumed his post as General Manager.	
18/01/2007	11:33:35	Earnings or Losses Project approved by the Stockholders' Meeting	On January 19, ISA shareholders will receive the fourth dividend payment of COL$30.00 per share.	See attachment
12/01/2007	16:18:49	Change in accounting policies	Starting January of 2007, ISA will apply the new Public Accounting Regime for preparing and presenting accounting statements. (See attachment).	See attachment
10/01/2007	11:51:03	Investments in other corporations	ISA's affiliate, Internexa S.A. E.S.P., established in Peru Internexa S.A., a corporation where it has 99.994%	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			participation.	
09/01/2007	17:13:46	New activities and businesses	Interconexión Eléctrica S.A. ISA acquired additional 39.28% of common shares of Transmissão Paulista, thus consolidating ownership of 89.40% of common shares and 37.46% of the company's total capital.	See attachment
02/01/2007	17:15:15	Changes in issuer's stock ownership	The market is hereby informed of ISA's acquisition of the stock participation held by ECOPETROL in TRANSELCA .	See attachment
02/01/2007	10:57:33	Business lines	ISA has perfected acquisition of shares held by ETECEN in CONSORCIO TRANSMANTARO	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			S.A., and is now owner of 60% participation in TRANSMANTARO's capital stock.	
02/01/2007	10:50:33	Business lines	ISA started commercial operation of 500kV Primavera – Bacatá line and ancillary works.	See attachment
29/12/2006	15:20:20	Issuer's legal issues	By Resolution 6214, the Ministry of Finance and Public Credit authorized Interconexión Eléctrica S.A. E.S.P. to subscribe a loan agreement with ABN AMRO and JPMORGAN banks.	See attachment
29/12/2006	08:01:23	Issuer's financial issues	ISA has prepaid tranche B of loan contracted with ABN AMRO and JPMorgan banks in	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			the amount of US$ 350 million for the purchase of CTEEP on July 17, 2006, thus complying with the financial strategy planned for the acquisition of the Brazilian company.	
27/12/2006	10:39:59	Issuer's financial issues	Through Resolution 6178, the Ministry of Finance authorized ISA to contract a foreign loan with ABN AMRO BANK N.V. and JPMORGAN CHASE BANK N.A. up to the amount of TWENTY-THREE MILLION EIGHT HUNDRED THOUSAND DOLLARS (US$23,800,000).	See attachment
21/12/2006	23:43:40	Issuer's financial issues	In meeting held on	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			December 20, 2006, the Board of Directors of ISA, authorized the company to subscribe, jointly with its affiliate ISA Capital do Brasil, the bond purchase agreement, including the indemnity clause therein contained.	
21/12/2006	14:01:05	Issuer's financial issues	ISA received from the Ministry of Finance and Public Credit, Resolutions 6019 and 6143 that respectively authorize it to execute a foreign loan and foreign public credit and/or similar operations.	See attachment
21/12/2006	12:13:42	Issuer's financial issues	ECOPETROL has accepted purchase offer of ISA shares	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			under the terms and conditions established in the Ruling for Subscription of Shares approved by the Board of Directors of ISA in meeting held on December 20, 2006.	
21/12/2006	12:00:42	Board of Directors decisions	ISA informs the market changes in its management.	See attachment
14/12/2006	15:38:40	Investment in other corporations	ISA informs the market that the acquisition of the shares held by HYDRO QUEBÉC INTERNATIONAL (HQI) and FONDS DE TRAVAILLEURS DU QUÉBEC (FTQ) in CONSORCIO TRANSMANTARO S.A., has been perfected.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

12/12/2006	17:27:14	Issuer's financial issues	The Minister of Finance, through Resolution 5941 of December 1, authorized ISA to execute foreign-debt management transactions (forward agreements).	N/A
12/12/2006	17:27:14	Issuer's financial issues	The Minister of Finance, through Resolution 5941 of December 1, authorized ISA to execute foreign-debt management transactions (forward agreements).	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

12/12/2006	17:24:38	Execution, amendment or termination of agreements	The Minister of Finance, through Resolution 5957 of December 5, authorized ISA to contract a domestic loan up to the amount of COL$ 87,900,000,000.	N/A

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in thirteen pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on February 28, 2007.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2007 APR 18 A 8:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHMENT

ISA informs the market that the acquisition of the shares held by HYDRO QUEBÉC INTERNATIONAL (HQI) and FONDS DE TRAVAILLEURS DU QUÉBEC (FTQ) in CONSORCIO TRANSMANTARO S.A., equivalent to 50.8% participation, has been perfected as the authorizations of the Peruvian Government have been obtained.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding acquisition by ISA of shares in Consorcio Transmantaro S. A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

At the Board of Directors meeting of December 20, 2006, Mr. Javier G. Gutierrez P. submitted his official letter of resignation to the position of General Manager of ISA. The resignation was accepted by the Board of Directors and will be in effect starting January 20, 2007.

At the same meeting, Mr. Luis Fernando Alarcon Mantilla presented his resignation as principal member of ISA's Board of Directors. The resignation was accepted by the Board of Directors and will be in effect starting December 21, 2006.

Mr. Orlando Cabrales Martinez was appointed as president of ISA's Board of Directors, a position he occupies since the December Board meeting.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding decisions of the Board of Directors.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ECOPETROL

FILED 200688020250-3 ISA

MEDELLÍN, DEC-20-2006 06:52 PM

TO: 0010

Bogotá D.C., December 20, 2006

Mr.

JAVIER G. GUTIÉRREZ PEMBERTHY

General Manager

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.

Bogotá

REFERENCE: ACCEPTANCE OF OFFER DATED DECEMBER 20, 2006

Dear Mr. Gutiérrez,

On behalf and in representation of the corporation ECOPETROL S.A., and having been duly empowered by the Board of Directors of said corporation as recorded in Minutes No. 057 of October 6, 2006, I hereby state that I accept the offer dated December 20, 2006 by which, you, duly empowered by the Stockholders' Meeting of Interconexión Eléctrica S.A. E.S.P., offered to ECOPETROL S.A. **fifty-eight**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

million nine hundred and twenty-five thousand four hundred and eighty (58,925,480) registered common shares, with unit value of **five thousand three hundred and seventy-two pesos point zero seven six nine two eight one two zero five two two ($5,372.076928120522)** each.

Regarding this matter I would like to state the following:

1. ECOPETROL S.A. accepts the offer under the terms and conditions established in the Ruling for Subscription of Shares approved by the Board of Directors of ISA S.A at meeting 646 held on December 20, 2006.

2. ECOPETROL S.A. fully accepts the above-mentioned ruling for subscription of shares.

3. Accordingly, ECOPETROL S.A. subscribes fifty-eight million nine hundred and twenty-five thousand four hundred and eighty (58,925,480) shares of ISA S.A. E.S.P. at par value of **five thousand three hundred and seventy-two pesos point zero seven six nine two eight one two zero five two two ($5,372.076928120522)** each, and agrees to pay the subscription of shares of ISA S.A. E.S.P. in kind, with **six hundred and thirty-three million three hundred and eighty-seven thousand seven hundred and twenty-nine (633,387,729)** common shares of the corporation TRANSELCA

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

S.A. E.S.P., free from any lien and limitation, that are equivalent to 34.9988% of the company's outstanding shares.

4. The above-mentioned in-kind payment with shares of TRANSELCA S.A. E.S.P. shall be carried out under the terms established in the Ruling for Subscription of Shares approved by the Board of Directors of ISA S.A. on this date.

Yours truly,

(signed)

JOSE MAURICIO SALGAR HURTADO

Legal Representative First Alternate

ECOPETROL S.A.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter received from ECOPETROL S.A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2007 APR 18 A 8:07
ICE OF INTERNATIONAL
CORPORATE FINANCE

RELEVANT INFORMATION

The Resolution below was received from the Ministry of Finance on December 11, 2006:

Resolution No. 6019 of December 11, 2006

Article One. To authorize Interconexión Eléctrica S.A. E.S.P. to obtain a foreign loan in an amount up to THIRTY MILLION AMERICAN DOLLARS (US$30,000,000) or its equivalent in other currencies, with a maximum term of seven (7) years, to finance cash flows necessary to partially prepay tranche B of the foreign loan subscribed with ABN AMRO N.V. and JPMORGAN CHASE N.A. on July 17, 2006, mentioned in Number 1 hereof.

The Resolution below was received from the Ministry of Finance on December 19, 2006:

Resolution No. 6143 of December 19, 2006

Article One. To authorize Interconexión Eléctrica S.A. E.S.P. to conduct public foreign credit operations and/or similar operations, up to ONE HUNDRED AND EIGHTY TWO MILLION AMERICAN DOLLARS (US$182,000,000) or its equivalent in other currencies, with a maximum term of one (1) year, to partially finance the acquisition of a larger stock ownership in Companhia de Transmissão de Enegia Paulista - CTEEP-.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding Resolutions 6019 and 6143 of the Ministry of Finance.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

In meeting held on December 20, 2006, the Board of Directors of ISA, authorized the company to subscribe, jointly with its affiliate ISA Capital do Brasil, the bond purchase agreement, including the indemnity clause therein contained, for the prospective bond issue to be carried out by ISA Capital do Brasil in capital markets. Such bonds have not been filed and will not be filed with the United States Securities and Exchange Commission in accordance with United States Securities Act of 1933, as amended, and their offer or sale in the United States is prohibited except when such offer or sale has been filed with the United States Securities and Exchange Commission in accordance with United States Securities Act of 1933, as amended.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding subscription of a bond purchase agreement.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2007 APR 18 A 8: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Resolution Number 6178 of December 26, 2006

Article One. Authorization. To authorize Interconexión Eléctrica S.A. E.S.P. to subscribe a foreign loan agreement with ABN AMRO BANK N.V. and JPMORGAN CHASE BANK N.A. up to the amount of TWENTY-THREE MILLION EIGHT HUNDRED THOUSAND United State Dollars (US$23,800,000), under the terms of the loan agreement draft approved by the Direction General of Public Credit and National Treasury of the Ministry of Finance and Public Credit, in communication No. 2-2006-035798 of December 26, 2006.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of Article One of Resolution 6178 of the Ministry of Finance.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INFORMATION SUBMITTED TO COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

Attachment

By Resolution 6214, the Ministry of Finance and Public Credit authorized INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. to subscribe a foreign loan agreement with ABN AMRO and JPMORGAN banks up to the amount of US$182 million, to finance the acquisition of a greater stock participation in Compañía de Transmisión de Energía Paulista CTEEP.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding Resolution 6214 of the Ministry of Finance.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2001 APR 18 A 8:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHMENT

On Friday December 29th, ISA started commercial operation of its 500kV Primavera (Cimitarra, Santander) – Bacata (Tenjo, Cundinamarca) electric interconnection line and ancillary works, thus completing the first of an ambitious two-stage, high-voltage electric corridor nearing 1,000 kilometers and joining the country's central region to its Atlantic Coast.

It is part of an electric corridor linking the Bogota and Mid Magdalena River regions.

- *This US$102-million work benefits the country's Central region.*

This new work, with an approximate investment of US$102 million, is ISA's major growth opportunity nationwide in the coming years, assuring the Corporation market positioning as Colombia's main power carrier.

With 307 kilometers of lines and two substations, this work traverses 15 municipalities of the Cundinamarca, Boyaca, Santander, and Antioquia provinces, and will both improve the country's electric interconnection and strengthen its regional integration.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

This project was awarded to ISA on December 3rd 2003 upon public bidding conducted by the Mining and Energy Planning Unit (UPME), an entity of the Ministry of Mines and Energy.

ISA succeeded in designing, procuring, constructing, and making this project operational ten months ahead of the deadline foreseen by UPME. As of now, it will be in charge of its continuous operation and maintenance.

After its commissioning last Friday, the project will benefit the country in terms of service delivery quality and reliability, given its higher power transfer capacity in the country's Central region, and enhanced supply security in the presence of attacks to electric infrastructure.

The work

To effectively commission this work took cutting edge control and protection technology, including the highest towers ever put up in the country (190 meters), ISA's experience applied to design, invaluable support from engineering, and national suppliers who provided their expertise, together with 9400 tons of structure for lines, and 2930 kilometers of cables.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The project includes construction of: a single-circuit, 500kV transmission line between Primavera and Bacata; Bacata substation in Tenjo, (Cundinamarca); expansion of Primavera Substation in Cimitarra (Santander); two 500kV transmission lines connecting the Primavera substation to the existing San Carlos – Cerromatoso line in the outskirts of the municipality of Maceo (Antioquia), and two 230kV transmission lines connecting the Bacata Substation to the existing 230kV Torca - Northeast transmission line, in Bogota City.

Social and environmental management

Regarding the project's social and environmental management, ISA has materialized a series of investments that benefit the communities of the influence area, and preserve the natural resources of the regions crossed by the line. This investment nears $7,000 million.

For this purpose, actions like purchase of easements, hiring non-qualified labor, contribution to communal benefit projects, inventory and payment to owners of affected farmlands, topsoil handling, as well as archaeological recovery and monitoring, have been conducted.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

As part of the commitments to the communities settling the project's influence area, 3,204 locals were hired as non-qualified work hand for construction of the new transmission line, for digging, concrete preparation, soil compaction, materials transport, and structure painting and classification activities.

Additionally, communal benefit projects, resettling of 41 families, and important forest compensation agreements with Corantioquia, Corpoboyaca, CAS, and CAR, have been implemented.

This project is licensed through Resolution 1166 served on August 18th 2005 of the Ministry of Environment, Housing, and Land Development

ISA expects completion of this project's supplementary work, a new transmission line joining the Mid Magdalena River region and the Colombian Caribbean, by the end of the first quarter of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages regarding a new interconnection line commissioned on December 29th.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

ISA informs the market the acquisition of 633,387,729 common shares of Transelca owned by ECOPETROL, equivalent to 34,9988% participation. After this acquisition, ISA's direct participation in Transelca amounts to 99.99667%.

As a consequence of the above, ECOPETROL received 58,925,480 shares of ISA for a total participation of 5.78% .

As a result, the new shareholding of ISA is as follows:

NAME	SHARES	% PARTICIP.
MINISTRY OF FINANCE AND PUBLIC CREDIT	569,472,561	55.87%
EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	102,582,317	10.06%
EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL	58,925,480	5.78%
FONDO DE PENSIONES OBLIGATORIAS PROTECCION	49,427,960	4.85%
EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	17,535,441	1.72%
FONDO DE PENSIONES HORIZONTE	14,494,416	1.42%
FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	14,343,297	1.41%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FONDO DE PENSIONES SANTANDER	13,533,816	1.33%
FONDO DE PENSIONES OBLIGATORIAS SKANDIA S.A.	4,772,585	0.47%
FIDUCOLOMBIA - ISA ADR PROGRAM	4,752,350	0.47%
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	4,053,616	0.40%
FONDO DE PENSIONES PROTECCION	2,494,449	0.24%
FONDO DE CESANTIAS HORIZONTE	1,980,583	0.19%
FONDO DE VALORES ACCION	1,915,000	0.19%
CAXDAC - VEJEZ	1,616,141	0.16%
SF BARCLAYS GLOBAL INVESTORS SERVICES NA	1,472,029	0.14%
STICHTING PENSIOENFONDS ABP	976,436	0.10%
EMERGING MARKETS INVR OMNIBUS	945,738	0.09%
FONDO DE CESANTIAS SANTANDER	908,653	0.09%
U.VILLEGAS Y CIA S.C.A.	872,453	0.09%
OTHER MINORITY SHAREHOLDERS	152,191,842	14.93%
TOTAL	1,019,267,163	100.00%

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding acquisition of shares in TRANSELCA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INFORMATION SUBMITTED TO COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

40 Años ISA

PRESS RELEASE

INTERCONEXIÓN ELÉCTRICA S.A. ISA ACQUIRED ADDITIONAL 39.28% OF COMMON STOCK OF TRANSMISSÃO PAULISTA CONSOLIDATING OWNERSHIP OF 89.40% OF COMMON STOCK AND 37.46% OF TOTAL CAPITAL

- ISA, through its financial holding company, ISA Capital do Brasil, carried out in Brazil a tender offer to acquire 49.88% of common stock of Brazil's leading electric energy transmission company Transmissão Paulista that was held by minority shareholders.

- The R$755 million (US$352 million) transaction corresponds to 24,572,559,070 outstanding common shares equal to 39.28% of total common shares. Shareholders who took part in the tender offer will receive R$30.74 per each batch of one thousand common shares.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

- **This transaction consolidates Grupo ISA's stake in Transmissão Paulista strengthening its position as largest energy transporter in Latin America.**

The tender offer was conducted by financial holding company ISA Capital do Brasil S.A today, January 9th, at the São Paulo Stock Exchange with Santander Banespa acting as brokers.

JPMORGAN and ABN AMRO financed the transaction with two bridging loans to ISA and ISA Capital do Brasil worth US$148 million and US$204 million, respectively.

Shareholders of Transmissão Paulista were offered the opportunity to sell their shares at a price equal to 80% of the amount paid by ISA in the tender offer, under which 50.1% of common shares of Companhia de Transmissão de Energía Paulista were acquired from the State of São Paulo on June 28, 2006.

Medellin, January 9, 2007

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of a Press Release.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

With 99.994% stock participation equivalent to S/17,399 (seventeen thousan three hundred and ninety-nine New Soles) ISA's affiliate company, Internexa S.A. E.S.P., established in Peru the corporation Internexa S.A.

This company will provide carrier, IP-based, and value added services, and in general any telecommunications service.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding investment in Peru.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED

2007 APR 18 A 8:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT

Starting January of 2007, in the preparation and presentation of its accounting statements, Interconexión Eléctrica S.A. E.S.P. -ISA- will apply Resolutions No. 222 of July 5, 2006 and No. 555 of December 1, 2006 issued by the Colombian General Auditing Office.

Resolution No. 222 adopts a New Public Accounting Regime and defines its scope of application. Resolution No. 555 establishes the proceeding handbook's account catalogue.

Application of this new accounting regime will affect the presentation and reporting of financial information to be submitted to the Colombian General Auditing Office, the Financial Superintendency and other bodies, as of the first quarter of 2007.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding application of a new accounting regime for ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

On Friday, January 19th 2007, ISA's shareholders will receive the last dividend payment declared by the Stockholders' Meeting held on March 27th 2006, where a dividend of COL$120 per share, over 960,341,683 outstanding shares and payable in four quarterly installments, was approved.

Every shareholder who prior to the exdividend period (the period between the dividend payment date and ten (10) stock exchange business days immediately before) appears as holder of shares, is entitled to dividend payment.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding payment of dividends to ISA shareholders.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INFORMATION SUBMITTED TO COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. has created in Brazil the following affiliates of ISA Economic Group:

1. INTERLIGAÇÃO ELÉTRICA DE MINAS GERAIS S.A. –IEMG- : Closed corporation, whose purpose is participating in the capital stock of Brazilian power sector companies. Subscribed capital is R$1,000.00, divided into 1,000 common shares, with value of R$ 1.00 each, of which ISA owns 99.99%.

2. INFRA-ESTRUTURAS DO BRASIL LTDA: Limited company whose purpose is delivery of civil engineering services such as development of studies, engineering projects, consulting, management, supervision, and execution of industrial projects, public and urban works, including or excluding supply of equipment and materials, direct development of civil works, cartography, construction and set-up of electric equipment, representation, manufacture, set-up, purchase and sale of engineering equipment and materials, as well as participation in the capital stock of other corporations in Brazil and abroad, acting as partner or shareholder. Its capital stock totals R$1,000 divided into 1,000 fractions, with value of R$ 1.00 each, of which ISA owns 99.99%.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding ISA's new activities and businesses.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INFORMATION SUBMITTED TO COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

ISA

0020-8

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

COLOMBIAN FINANCIAL SUPERINTENDENCY

Calle 7 No. 4-49

Fax (1) 427 0759

Bogotá, D.C.

QUOTE 000853-1

January 26, 2007

REFERENCE: 260 034 Interconexión Eléctrica S.A. E.S.P.
Compliance with Resolution 116 of 2002

Dear Ms. Jeannette:

Interconexión Eléctrica S. A. E. S. P. -ISA- will summon shareholders to a Stockholders' Meeting to be held in Medellín on March 30 of 2007. To comply with the requirements of Resolution 116 of 2002 issued by your Superintendency, we hereby inform you the mechanisms and measures to be put into effect:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

1. The notice of the Stockholders' Meeting will be published in El Tiempo and El Colombiano daily newspapers at least 15 business days prior to the meeting. A second notice reminding shareholders of the meeting will also be published. Both notices will include the information related to proxies and representation included in Resolution 116 of 2002.

2. The prohibition to represent another shareholder in the Meeting will be made known to ISA's employees and contractors, attaching for further information, a copy of Resolution 116 of 2002.

3. The Secretary General will appoint a commission of lawyers to verify the certificates of incumbency and representation and the proxies granted by individuals and legal persons. This commission will be directly controlled by the Secretary General and will strictly comply with the following regulations: Article 184 of the Code of Commerce, ISA's Articles of Incorporation, Resolution 116 of 2002.

4. Representatives of the Chamber of Commerce of Medellín for Antioquia will attend the meeting to issue the certificates of incumbency and representation required. Representatives of FIDUCOLOMBIA will also attend the meeting to register shareholders. Although the meeting is summoned for 9:00 a. m., registration of shareholders will start as of 7:00 a. m. to expedite registration and verification of proxies.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

5. The software used by FIDUCOLOMBIA shall include a complete database of shareholders and the complete list of ISA's employees and contractors so that it automatically rejects, from the very moment of registration, proxies granted to ISA's employees and contractors.

6. There will be a fax machine at the meeting's place available to those willing to send proxies, thus expediting and guaranteeing their participation.

7. At ISA's premises the office of Shareholders Management and Relations with the support of the Secretary General provides help to shareholders concerning their requests and inquiries with regard to their granting of proxies.

The toll-free number 018000115000 is also available to answer the inquiries of shareholders.

The office of the General Manager will verify that every mechanism and measure stated above is complied with.

Juan David Bastidas, ISA's Secretary General will gladly provide any additional information your office may require.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Best regards,

(signed)

ORLANDO CABRALES MARTINEZ

President of the Board of Directors

We invest more in life – ISA, Energy and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20,. 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of communication 000853-1 addressed by ISA to the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

ISA's subsidiary, Companhia de Transmissão de Energia Elétrica Paulista - CTEEP-, carried out an early retirement program for its workers at an estimated cost of R$475.7 million (approximately US$222.8 million) which has been recorded in the financial statements of Grupo ISA.

As one of the most relevant measures foreseen in the company's business plan, it is expected that implementation of the program, will result in 50% drop in personnel costs by the end of 2007, improving EBITDA margin both for CTEEP and the Group, as a consequence of decreased operating costs.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding ISA's business lines.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2007 APR 18 A 8:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT

ISA Group's company, ISA Capital do Brasil S.A., issued international bonds worth US$554 million; demand totaled US$4.6 billion. Bonds are listed on the Luxemburg Stock Exchange and can be traded in NASDAQ Portal Market. The issue consists of two tranches: a first one of US$200 million, 5-year term, 7.875% closing rate and call option as of 2010 and 2011; and a second one of US$354 million, 10-year term and 8.800% rate. JPMorgan and ABN AMR0 Bank acted as underwriters.

The issue has BB- (positive perspective) international credit rating from Standard & Poor's, and BB (stable perspective) from Fitch Ratings. 60% of the issue was placed in the United States, 36% in Europe, 2% in Latin America, and 2% in Asia. This operation improves significantly the debt profile of Grupo ISA considering the favorable market conditions under which the issue was placed.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding a bond issue by ISA Capital do Brasil S.A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED

2007 APR 18 A 8:[illegible]

[illegible]

GLOBAL SECURITIES

STOCKBROKERS

MEMBER OF THE COLOMBIAN STOCK EXCHANGE

Sticker:

Colombian Financial Superintendency barcode: 2007003257-000-000

Procedure: 006 – TRADING OF SHARES Date: 22/01/2007 02:32 PM

Document Type: 50-PRESENTATION REQUEST Attachments: YES Pages: 00002

Applies to: 0000-000000-BLANK Entry Sec. Day: 0221

Sender: 0085-000034 – GLOBAL SECURITIES S.A. Request: 128

Addressee Dept: 141000 – Market Access Office

Telephone: 594 02 00 12/02/2007

Medellín, January 18, 2007

Ms.

LUZ STELLA DIAZ VEGA

Market Access Director

COLOMBIAN FINANCIAL SUPERINTENDENCY

Calle 7 No. 4-49

Bogotá, D.C.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Reference:	085068	Global Securities S.A. C.D.B.
	005	Trading of Shares
	50	Request

We hereby report an operation intended for one beneficial owner, as follows:

QUOTE		SUBJECT	DATE OF TRANSACTION	SPECIES	AMOUNT	PRICE	CUSTOMER'S ID	CUSTOMER'S NAME
P	S							
	X	Beneficial Owner	30/01/2007	Inverargos	390	market	32.534.634	Angela Ma. Lopez Lopez
X		Beneficial Owner	30/01/2007	Inverargos	390	market	1.037.578	Alvaro Alejandro Urrea Lopez
	X	Beneficial Owner	30/01/2007	ISA	1723	market	32.534.634	Angela Ma. Lopez Lopez
X		Beneficial Owner	30/01/2007	ISA	1723	market	1.037.578	Alvaro Alejandro Urrea Lopez
	X	Beneficial Owner	30/01/2007	Suraminv	250	market	32.534.634	Angela Ma. Lopez Lopez
X		Beneficial Owner	30/01/2007	Suraminv	250	market	1.037.578	Alvaro Alejandro Urrea Lopez

For such effect, we hereby attach a photocopy of the birth certificate of Mr. Alvaro Alejandro Urrea Lopez.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

We will gladly provide any additional information required at our telephone 3197010, extension 204.

Yours truly,

(signed)

ALVARO ARTURO CHITIVA GARZON

Legal Representative

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter addressed by GLOBAL SECURITIES to the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

REPUBLIC OF COLOMBIA CIVIL REGISTRY Superintendency of Notary and Registry **11340546**	**BIRTH REGISTRY**	IDENTIFICATION No.		
		1. Basics	2. Suppl.	
		87-02-11		
CIVIL REGISTRY OFFICE				
3. Type (Notary Public Office, Mayor's Office, Township, etc.) THIRTY-FOURTH NOTARY PUBLIC OFFICE	4. Municipality and State BOGOTÁ			5. Code 9861
GENERAL SECTION				
REGISTERED PERSON				
6. First Family Name URREA	7. Second Family Name LOPEZ	8. Given Names ALVARO ALEJANDRO		
SEX				

9. Male or Female	10.	DATE OF BIRTH	11. Day	12. Month	13. Year

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

MALE	Male X_ Female __		11	FEBRUARY	1987

PLACE OF BIRTH			
14. Country COLOMBIA		15. State CUNDINAMARCA	16. Municipality BOGOTÁ

INDIVIDUAL SECTION

BIRTH DATA	
17. Clinic, hospital, home address, rural address, township, etc. where the birth took place HO FUNDACIÓN SANTA FE DE BOGOTÁ	18. Time 06:50 AM

19. Document presented - Record (Medical Certificate, Parrish Record, etc.) MEDICAL CERTIFICATE	20. Name of professional certifying the birth. DR. HERNAN POSADA	21. License No. 2895

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

MOTHER			
22. Maiden Family Names LOPEZ LOPEZ	23. Given Names ANGELA MARIA		24. Current Age 31
25. ID (type and number) C. No. 32.534.634 MEDELLIN (ANT)	26. Nationality COLOMBIAN	27. Profession or Trade LAWYER	
FATHER			
28. Family Names URREA TORO	29. Given Names ALVARO		30. Current Age 36
31. ID (type and number) C. No. 19.078.818 BOGOTÁ	32. Nationality COLOMBIAN	33. Profession or Trade MERCHANT	
DEPONENT			
34. ID (type and number) C. No. 19.078.818 BOGOTÁ		35. Signature (signed)	

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

36. Postal address and municipality CALLE 40A No. 81-85 Apt. 505	37. Name: ALVARO URREA TORO
WITNESS	
38. ID (type and number)	39. Signature
40. Domicile (Municipality)	41. Name:
WITNESS	
42. ID (type and number)	43. Signature
44. Domicile (Municipality)	45. Name:
RECORDING DATE	
DATE OF REGISTRATION	Stamp: REPUBLIC OF COLOMBIA

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

46. Day	47. Month	48. Year	Thirty-Fourth Notary Public Office Bogotá D. C. EUCLIDES (ILLEGIBLE) O. (SIGNED)
20	FEBRUARY	1987	
ORIGINAL FOR THE CIVIL REGISTRY OFFICE			49. Signature and stamp of officer before whom this registry is filed.

Stamp: NOTARY PUBLIC OFFICE 34 BOGOTÁ D. C.
THIS IS A TRUE COPY TAKEN FROM THE ORIGINAL
FOUND IN OUR FILES
ISSUED IN BOGOTÁ, D. C.
TODAY, MARCH 26 OF 2004
GLORIA CECILIA ESTRADA DE TURBAY
NOTARY PUBLIC No. 34
(SIGNED)
JULY 25 2005

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages of a photocopy of the Birth Registry of ALVARO ALEJANDRO URREA.LOPEZ..

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductor: Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

In meeting held on February 23, 2007, ISA's Board of Directors authorized the company, together with its affiliate ISA Capital do Brasil, to sign an indemnity agreement to the Bank of New York and JPMorgan S.A. Bank (Brazil), who are acting as Trustee and Collateral Agent, respectively, for the US$554 million bond issue of ISA Capital do Brasil S.A.

Such bonds have not been filed and will not be filed with the United States Securities and Exchange Commission in accordance with the United States Securities Act of 1933, as amended, and their offer or sale in the United States is prohibited except when such offer or sale has been filed with the United States Securities and Exchange Commission in accordance with the United States Securities Act of 1933, as amended.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page regarding indemnification agreements signed by ISA and ISA Capital do Brasil.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

REGULAR STOCKHOLDERS' MEETING

MEETING No. 96

Date: Medellín, March 30, 2007

Time: 9:00 A.M.

AGENDA

Verification of quorum.

Approval of the agenda.

1. Election of the Chairman of the Meeting.
2. Report from the Secretary of the Meeting regarding approval of minutes of Meeting 95 held on November 24, 2006.
3. Election of the Commission for approval of minutes and vote count.
4. Address of the Minister of Mines and Energy, Mr. Hernán Martínez Torres.
5. Address of the President of the Board of Directors and report of operations of the Board.
6. 2006 Management Report, Board of Directors and General Manager.

7. Report of the Board of Directors and the General Manager on compliance with, and development of, the Good Governance Code.

8. Reading and consideration of ISA's Financial Statements and Consolidated Financial Statements, as of December 31, 2005.

9. Reading of the Report of the Independent Auditor.

10. Approval of ISA's Financial Statements and Consolidated Financial Statements, as of December 31, 2006.

11. Election of Independent Auditor and determination of fees.

12. Election of the Board of Directors.

13. Appropriation and distribution of earnings of fiscal year 2006 to establish legal reserves, declare dividends and establish reserve.

14. Partial change in destination of reserve for protection of equity to establish reserve for dividend payment of the shares to be issued and underwritten on occasion of tender offer to be conducted in 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

15. Charges to equity revaluation account: To charge tax on equity against equity revaluation as provided in Article 25 of Law 1111 of 2006.

16. Miscellaneous

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of the agenda of ISA's Stockholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2007 APR 18 A 8:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHMENT

PROPOSITION – Appropriation and distribution of earnings of fiscal year 2006 to establish legal reserves, declare dividends and establish reserve.

PROPOSITION – Partial change in destination of reserve for protection of equity to establish reserve for dividend payment of the shares to be issued and underwritten on occasion of tender offer to be conducted in 2007.

PROPOSITION – Charges to equity revaluation account: To charge tax on equity against equity revaluation as provided in Article 25 of Law 1111 of 2006.

PROPOSITION – To propose the election of Pricewaterhouse Coopers Ltda. as Independent Auditors for fiscal year 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of the propositions to be considered by ISA's Stockholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, February 28, 2007.

Ana Lucia Uribe de R.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2007 APR 18 A 8: [illegible]
[illegible] OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT

ISA has been served process of the damages claim brought by Merielectrica S.A & CIA S.C.A E.S.P. before the Administrative Tribunal of Cundinamarca against the State (Ministry of Mines), CREG and ISA for the capacity charge corresponding to 2004-2005, in the amount of US$1,534,321

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding a Damages Claim served to ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INTERNEXA STARTS CONSTRUCTION OF NETWORK IN PERU

To carry on with the international expansion plans for the business of information transport, some companies of Grupo ISA have subscribed an agreement with CONSORCIO UNIELES for the procurement, installation and commissioning of a modern optic-fiber network stretching over more than 1200 kilometers between Lima and Tumbes in Northern Peru.

Procurement and assembly tasks, which started upon subscription of the agreement, will conclude during the second semester of 2007; the fiber-optic network will be exploited by INTERNEXA S.A, a Peruvian affiliate of Colombian INTERNEXA S.A E.S.P.

Services will be offered to the cities of Lima, Chimbote, Trujillo, Chiclayo, Piura and Tumbes, among others, substantially increasing availability of information transport facilities for telecommunications carriers in this Peruvian region. It also establishes an alternative international connection for Ecuador through integration of the network operated there by INTERNEXA S.A E.S.P. through its associated company TRANSNEXA EMA.

This network is part of INTERNEXA'S regional backbone. In 2007 it will permit, besides interconnection of Venezuela, Colombia, Ecuador and Peru, access to the submarine cables landing in these countries. Expansion of infrastructure will

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

continue in 2008 in order to provide coverage in Southern Peru and interconnection with Chile and Bolivia.

By constructing this latest-technology fiber-optic network, INTERNEXA is developing a true Latin American telecommunications culture by means of a system of supplementary networks of different technology that ensure coverage and quality according to customers' requirements.

Consorcio UNIELES is made up by the Peruvian company Siemens S.A.C and the Colombian firms Eléctricas de Medellín S.A and Unión Eléctrica Ltda.

Who is INTERNEXA?

INTERNEXA S.A E.S.P., the telecommunications company of Grupo ISA has its main offices in the city of Medellín, Colombia. As leading transport company in Colombia it provides services of local, national and international transport and access to Internet world networks for long-distance carriers, as well as value added, Internet, mobile communications and cable TV through its regional fiber-optic, microwave and satellite networks.

INTERNEXA, whose customers are mainly located in Colombia, Ecuador, Venezuela and USA, is the only telecommunications company in the regional market exclusively engaged in the Carrier-of-Carrier business, a specialization that

permits it to offer not only full coverage but also top availability and reliability indices, two fundamental conditions for such a market.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of an attachment regarding a Damages Claim served to ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the City of Medellín, today, February 28, 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.: 201 Report on placement of outstanding securities
50 Presentation request
260 034 Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching seven (7) filled-out forms corresponding to the monthly report as of October 2006 for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIÉRREZ P.
General Manager

Copy: 0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $200,737
Amount Issued (Millions): $98,287
Issue Year: 1999
No. Titels Issued: 1
Nominal Value: $98,287
Series Issued: 4

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
13-Apr-1999	13-Apr-2009	12-Apr-1999	285	11-Apr-1999

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ___________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 98,287 On month of: OCTOBER OF 2006

Comments: ___________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ___________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
	TOTAL	

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ___________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ______________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $130,000
Amount Issued (Millions): $130,000
Issue Year: 2001
No. Titels Issued: 1
Nominal Value: $130,000
Series Issued: 1

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: OCTOBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
	TOTAL	

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $100,000
Amount Issued (Millions): $100,000
Issue Year: 2004
No. Titels Issued: 1
Nominal Value: $100,000
Series Issued: 2

Placement Term: Initial (D/M/Y)	Placement Term: Ending (D/M/Y)	Publ. 1st. Offer Notice Date (D/M/Y)	Resolution of Approval Number	Resolution of Approval Date
20-Feb-2004	20-Feb-2011	19-Feb-2004	205	18-Feb-2004

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,000 On month of: OCTOBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions):	$150,000
Amount Issued (Millions):	$150,000
Issue Year:	2004
No. Titels Issued:	1
Nominal Value:	$150,000
Series Issued:	2

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: __________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 150,000 On month of: OCTOBER OF 2006

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
	TOTAL	

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ______________________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions):	$108,865
Amount Issued (Millions):	$108,865
Issue Year:	2004
No. Titels Issued:	1
Nominal Value:	$108,865
Series Issued:	1

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
7-Dec-2004	7-Dec-2019	6-Dec-2004	205	18-Feb-2004

Type of Filing:
- ( ) Normal
- (●) Early*
- ( ) Automátic

Issue Addressed to:
- (●) Primary Market
- ( ) Secondary Market
- ( ) International

Type of Security:
- ( ) Common Shares
- ( ) Preferred Shares
- ( ) Shares with Preferred Div.
- ( ) Acceptances
- ( ) Convertible Bonds
- ( ) Public Debt Bonds
- ( ) Guaranteed Bonds
- ( ) Risk Bonds
- ( ) Mortgage Bonds
- ( ) Common Bonds
- (●) Public Bonds
- ( ) Comercial Papers
- ( ) Securitization =>
- ( ) Other: ________

=> Nature of securitization:
- ( ) Credit Contents
- ( ) Participation or Corporate
- ( ) Mixed
- (●) N.A.

Comments: ________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 108,865 On month of: OCTOBER OF 2006

Comments: ________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
TOTAL		

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
		Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Approved (Millions):	$118,500	7-Apr-2006	7-Apr-2026	5-Apr-2006	205	18-Feb-2004
Amount Issued (Millions):	$118,500					
Issue Year:	2006					
No. Titels Issued:	1					
Nominal Value:	$118,500					
Series Issued:	1					

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ___________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 118,500 On month of: OCTOBER OF 2006

Comments: ___________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ___________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		**TOTAL**	

Comments: ___________

Signature: ___________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ___________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions):	$110,000
Amount Issued (Millions):	$110,000
Issue Year:	2006
No. Titels Issued:	1
Nominal Value:	$110,000
Series Issued:	1

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
21-Sep-2006	21-Sep-2013	20-Sep-2006	205	18-Feb-2004

Type of Filing:
- ( ) Normal
- (•) Early*
- ( ) Automátic

Issue Addressed to:
- (•) Primary Market
- ( ) Secondary Market
- ( ) International

Type of Security:
- ( ) Common Shares
- ( ) Preferred Shares
- ( ) Shares with Preferred Div.
- ( ) Acceptances
- ( ) Convertible Bonds
- ( ) Public Debt Bonds
- ( ) Guaranteed Bonds
- ( ) Risk Bonds
- ( ) Mortgage Bonds
- ( ) Common Bonds
- (•) Public Bonds
- ( ) Comercial Papers
- ( ) Securitization =>
- ( ) Other: ________

=> Nature of securitization:
- ( ) Credit Contents
- ( ) Participation or Corporate
- ( ) Mixed
- (•) N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 110,000 On month of: OCTOBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			*Insurers, Insurance Intermediaries and Reinsurers*	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching seven (7) filled-out forms corresponding to the monthly report as of November 2006 for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIÉRREZ P.
General Manager

Copy: 0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions):	$200,737
Amount Issued (Millions):	$98,287
Issue Year:	1999
No. Titels Issued:	1
Nominal Value:	$98,287
Series Issued:	4

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
13-Apr-1999	13-Apr-2009	12-Apr-1999	285	11-Apr-1999

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 98,287 On month of: NOVEMBER OF 2006

Comments: ________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ________

Signature: ________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $130,000
Amount Issued (Millions): $130,000
Issue Year: 2001
No. Titels Issued: 1
Nominal Value: $130,000
Series Issued: 1

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ___________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: NOVEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
	TOTAL	

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ____________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ______________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXION ELECTRICA S.A. ESP

Amount Approved (Millions):	$100,000
Amount Issued (Millions):	$100,000
Issue Year:	2004
No. Titels Issued:	1
Nominal Value:	$100,000

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
20-Feb-2004	20-Feb-2011	19-Feb-2004	205	18-Feb-2004

Series Issued: 2

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,000 On month of: NOVEMBER OF 2006

Comments: ________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
	TOTAL	

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ________________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$150,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Issued (Millions):	$150,000	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Issue Year:	2004					
No. Titels Issued:	1					
Nominal Value:	$150,000					
Series Issued:	2					

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 150,000 On month of: NOVEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ____________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ____________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions): $108,865
Amount Issued (Millions): $108,865
Issue Year: 2004
No. Titels Issued: 1
Nominal Value: $108,865
Series Issued: 1

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
7-Dec-2004	7-Dec-2019	6-Dec-2004	205	18-Feb-2004

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: __________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 108,865 On month of: NOVEMBER OF 2006

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$118,500					
Amount Issued (Millions):	$118,500					
Issue Year:	2006	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	7-Apr-2006	7-Apr-2026	5-Apr-2006	205	18-Feb-2004
Nominal Value:	$118,500					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 118,500 On month of: NOVEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	*Bought* (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ______________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$110,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Issued (Millions):	$110,000	21-Sep-2006	21-Sep-2013	20-Sep-2006	205	18-Feb-2004
Issue Year:	2006					
No. Titels Issued:	1					
Nominal Value:	$110,000					
Series Issued:	1					

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 110,000 On month of: NOVEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2

Ms.
LUZ STELLA DIAZ SILVA
Market Access Direction
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Ref.:	201	Report on placement of outstanding securities
	50	Presentation request
	260 034	Interconexión Eléctrica S.A. E.S.P

Dear Ms. Luz Stella:

In compliance with Resolution 0459 of August 3, 2001, of the Colombian Securities and Exchange Commission, we are attaching seven (7) filled-out forms corresponding to the monthly report as of December 2006 for each issue of ISA's securities currently outstanding in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIÉRREZ P.
General Manager

Copy: 0020, 9999

Investing more in life. ISA – Energy and Telecommunications

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions):	$180,000
Amount Issued (Millions):	$180,000
Issue Year:	1999
No. Titels Issued:	1
Nominal Value:	$180,000
Series Issued:	4

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
13-Apr-1999	13-Apr-2009	12-Apr-1999	285	9-Apr-1999

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 98,287 On month of: DECEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
	TOTAL	

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ____________________

Signature: ____________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ____________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$130,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Issued (Millions):	$130,000	16-Jul-2001	16-Jul-2011	13-Jul-2001	403	12-Jul-2001
Issue Year:	2001					
No. Titels Issued:	1					
Nominal Value:	$130,000					
Series Issued:	1					

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 130,000 On month of: DECEMBER OF 2006

Comments: ____________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________

Signature: ____________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ____________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$450,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Amount Issued (Millions):	$100,000	20-Feb-2004	20-Feb-2011	19-Feb-2004	205	18-Feb-2004
Issue Year:	2004					
No. Titels Issued:	1					
Nominal Value:	$100,000					

Series Issued: 1

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: __________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 100,000 On month of: DECEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)
Issuer		
Stockbrokers		
Financial Institutions		
Financial Corporations		
	TOTAL	

Buyers	Bought (Millons)
Individuals	
Lending Establishments	
Financial Services Corporations	
Savings Corporations	
Insurers, Insurance Intermediaries and Reinsurers	
Pension and Severance Pay Funds	
Mutual Funds	
Money Market Funds	
Securities Funds	
Other Legal Persons	
TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$450,000					
Amount Issued (Millions):	$150,000					
Issue Year:	2004	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	20-Feb-2004	20-Feb-2016	19-Feb-2004	205	18-Feb-2004
Nominal Value:	$150,000					

Series Issued: 2

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 150,000 On month of: DECEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

Amount Approved (Millions):	$450,000
Amount Issued (Millions):	$108,865
Issue Year:	2004
No. Titels Issued:	1
Nominal Value:	$108,865
Series Issued:	3

Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
7-Dec-2004	7-Dec-2019	6-Dec-2004	205	18-Feb-2004

Type of Filing:
- ○ Normal
- ◉ Early*
- ○ Automátic

Issue Addressed to:
- ◉ Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ◉ Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ◉ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 108,865 On month of: DECEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ________________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ________________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$400,000					
Amount Issued (Millions):	$118,500					
Issue Year:	2006	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
No. Titels Issued:	1	7-Apr-2006	7-Apr-2026	5-Apr-2006	254	10-Feb-2004
Nominal Value:	$118,500					
Series Issued:	1					

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ● Mixed
- ○ N.A.

Comments: ____________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 118,500 On month of: DECEMBER OF 2006

Comments: ____________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ____________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ____________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ______________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FINANCIAL SUPERINTENDENCY OF COLOMBIA

FORM No. 2

MONTHLY REPORT - INFORMATION REGARDING PLACEMENT OF SECURITIES ISSUED ON THE PRIMARY MARKET

I. GENERAL INFORMATION AND CHARACTERISTICS OF THE ISSUE

Issuer's Name: INTERCONEXIÓN ELÉCTRICA S.A. ESP

		Placement Term:		Publ. 1st. Offer Notice	Resolution of Approval	
Amount Approved (Millions):	$400,000					
Amount Issued (Millions):	$110,000	Initial (D/M/Y)	Ending (D/M/Y)	Date (D/M/Y)	Number	Date
Issue Year:	2006	21-Sep-2006	21-Sep-2013	20-Sep-2006	254	10-Feb-2004
No. Titels Issued:	1					
Nominal Value:	$110,000					

Series Issued: 2

Type of Filing:
- ○ Normal
- ● Early*
- ○ Automátic

Issue Addressed to:
- ● Primary Market
- ○ Secondary Market
- ○ International

Type of Security:
- ○ Common Shares
- ○ Preferred Shares
- ○ Shares with Preferred Div.
- ○ Acceptances
- ○ Convertible Bonds
- ○ Public Debt Bonds
- ○ Guaranteed Bonds
- ○ Risk Bonds
- ○ Mortgage Bonds
- ○ Common Bonds
- ● Public Bonds
- ○ Comercial Papers
- ○ Securitization =>
- ○ Other: ____________

=> Nature of securitization:
- ○ Credit Contents
- ○ Participation or Corporate
- ○ Mixed
- ● N.A.

Comments: ______________________________

II. OUTSTANDING DOCUMENTS

Value of outstanding documents (Millions): 110,000 On month of: DECEMBER OF 2006

Comments: ______________________________

III. DETAILED INFORMATION OF AMOUNT PLACED DURING THE MONTH

Series	Term (Months)	Amount (Millions)	Return and/or Participation	Periodicity of payment	% Placed	% Pending	Date of Notice
TOTAL							

Destination of funds: ______________________________

IV. INFORMATION REGARDING UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

Underwriters	Name(s) Underwriter(s)	Underwritten (Millions)	Buyers	Bought (Millons)
Issuer			Individuals	
Stockbrokers			Lending Establishments	
			Financial Services Corporations	
			Savings Corporations	
Financial Institutions			Insurers, Insurance Intermediaries and Reinsurers	
			Pension and Severance Pay Funds	
			Mutual Funds	
Financial Corporations			Money Market Funds	
			Securities Funds	
			Other Legal Persons	
	TOTAL		TOTAL	

Comments: ______________________________

Signature: ______________________
LEGAL REPRESENTATIVE
NAME: JAVIER G. GUTIÉRREZ P

Signature: ______________________
STATUTORY AUDITOR
NAME: CARLOS ENRIQUE GORDILLO B.
T.P.: 33537-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2-

Ms.
CLAUDIA MERCEDES ROSELLÓ DÍAZGRANADOS
Director, Issuers Control
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

SUBJECT: Report on Fourth Quarter 2006

Dear Ms Claudia:

In compliance with External Circular 002 of March 8th, 2001, issued by the Colombian Securities and Exchange Commission, today Financial Superintendency of Colombia, we are enclosing forms 180 through 188 (eleven pages) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through December 31, 2006.

Attached you will also find the Notes to the Financial Statements and the Statutory Auditor's Report that will be submitted for consideration of the upcoming Stockholders' Meeting.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

LUIS FERNANDO ALARCÓN M
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Cesar Cortes Ramírez, Information Director, Colombian Stock Exchange, Carrera 7 No. 71-21, Tower B, office 1201 Bogotá D.C.
0025, 9999

Investing more in people's life. ISA, Energy and Telecommunications

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES
DEBTORS BY AGES
THROUGH DECEMBER 31, 2006

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03	Column 04
			CURRENT	UP TO 30 DAYS PAST DUE	31 - 360 DAYS PAST DUE	MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAXED INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	142,419,198,179	601,907,686	2,329,833,171	6,249,077,199
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415				
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	1,576,511,623			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	34,091,195,280			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	27,863,393,821			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS AND SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-10,091,318,940			
	999	SUBTOTAL	195,858,979,963	601,907,686	2,329,833,171	6,249,077,199

ATTACHMENT S-19
FORM 181 RESIDENTIAL PUBLIC UTILITIES
ACCOUNTS PAYABLE BY AGES
THROUGH DECEMBER 31, 2006

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000	0				
	010	PUBLIC CREDIT OPERATIONS - 220000	833,714,348,422				
	015	FINANCIAL OBLIGATIONS - 230000	1,123,331,105,804				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	28,629,490,218				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	16,976,719,608				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	045	CREDITORS - 2425	31,913,431,361				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	3,658,750,641				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	63,748,419				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	1,016,440,344				
	070	ADDED VALUE TAX - IVA - 2445	761,761,880				
	075	ADVANCES RECEIVED - 2450	5,246,068,489				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	8,627,359,601				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	210,459,060,389				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	5,926,286,878				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	125,037,871,991				
	120	OTHER LIABILITIES - 290000	167,402,993,971				
	999	TOTAL LIABILITIES	2,562,765,438,016				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH DECEMBER 31, 2006

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Pledged Assets**	0

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH JUNE 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED	
01	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	2	8999990902	569,472,561	59.299%
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	2	8909049961	102,582,317	10.682%
	003	MANDATORY PENSION FUND PROTECCION	2	8002297390	45,662,800	4.755%
	004	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	2	8999990823	17,535,441	1.826%
	005	PENSION FUND HORIZONTE	2	8002319671	16,081,162	1.675%
	006	PENSION FUND SANTANDER	2	8002248278	12,662,796	1.319%
	007	MANDATORY PENSION FUND COLFONDOS	2	8002279406	10,729,664	1.117%
	008	FIDUCOLOMBIA - ISA ADR PROGRAM	2	8301393701	4,850,100	0.505%
	009	MANDATORY PENSION FUND PORVENIR	2	8002248088	3,685,519	0.000%
	010	MANDATORY PENSION FUND SKANDIA S.A.	2	8002530552	3,109,375	0.324%
	011	PENSION FUND PROTECCION	2	8001982815	2,650,912	0.276%
	012	INVESTMENT FUND ACCION	2	8001759243	2,260,383	0.235%
	013	SEVERANCE PAYS FUND HORIZONTE	2	8001895298	2,183,007	0.227%
	014	CUBIDES OLARTE HENRY	1	1094204	1,849,129	0.193%
	015	CAXDAC-VEJEZ	2	8600073798	1,577,668	0.164%
	016	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	2	8300252038	1,436,061	0.150%
	017	SEVERANCE PAYS FUND SANTANDER	2	8001590851	908,653	0.095%
	018	U.VILLEGAS Y CIA S.C.A.	2	9000116334	872,453	0.091%
	019	EMERGING MARKETS INVR OMNIBUS	2	8002180292	780,750	0.081%
	020	THE PENSION RESERVE INVESTMENT TRUST FUND	2	8300293865	738,726	0.077%
	021	REPURCHASED ORDINARY SHARES			0	0.000%
	090	Other shareholders with less participation			158,712,206	16.527%
	999	Subtotal Common Shares			960,341,683	100.0%
02	001	Shareholder with preferred dividend 1			0	
	002	Shareholder with preferred dividend 2			0	
	....	....				
	020	Shareholder with preferred dividend 20			0	
	021	REPURCHASED PREFERRED SHARES			0	
	090	Other shareholders with less participation			0	
	999	Subtotal Preferred Shares without Voting Right			0	
03	001	Shareholder with priviledged shares 1			0	
	002	Shareholder with priviledged shares 2			0	
	....	....				
	020	Shareholder with priviledged shares 20			0	
	021	REPURCHASED PRIVILEDGED SHARES			0	
	090	Other shareholders with less participation			0	
	999	Subtotal Priviledged Shares			0	
04	999	Total Outstanding Shares			960,341,683	
05	999	TOTAL REPURCHASED SHARES			0	

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH DECEMBER 31, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 I.D. TYPE (1)	COLUMN 02 IDENTIFICATION (2)	COLUMN 03 RELATION TYPE (3)	COLUMN 04 SHARES ORDINARY ($MM)	COLUMN 05 SHARES With Preferred Dividend and without Voting Right ($)	COLUMN 06 Other Variable Inc. Investments ($)	COLUMN 07 Total Variable Income Investments ($)	COLUMN 08 % of total part. shares in receptor society	COLUMN 09 Installmts. or parts of social interest ($)	COLUMN 10 % of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	3	802.007.669-8	F	531,679	0	0	531,679	99.99%	0	0
	002	INTERNEXA S.A. E.S.P	3	811.021.654-9	F	99,496	0	0	99,496	99.99%	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	3	830.066.603-3	F	32,849	0	0	32,849	97.17%	0	0
	004	ISA-PERU	3	20501844986	F	15,945	0	0	15,945	28.07%	0	0
	005	REP	3	2050464504	F	106,646	0	0	106,646	30.00%	0	0
	006	ISA-BOLIVIA	3	10772588	F	23,698	0	0	23,698	51.00%	0	0
	007	XM S.A. E.S.P.	3	9000428571	F	16,083	0	0	16,083	99.73%	0	0
	008	EMPRESA PROPIETARIA DE LA RED - EPR-	2	3-012-328405	C	11,194	0	0	11,194	12.50%	0	0
	009	ISA CAPITAL DO BRASIL	3	080750060001-30	F	430,467	0	0	430,467	100.00%	0	0
		TRANSMANTARO	3	2038331647	F	63,868	0	0	63,868	60.00%	0	0
	050	Sociedad 50										
	090	**Otras Sociedades**										
	999	**Total Neto**				1,331,926			1,331,926			

NOTE: (1) The identification type corresponds to the statement in Record Type-8
(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.
(3) F: Affiliate, S: Subsidiary, C: Commercial
($) The amount must be reported in Colombian pesos
The shaded fields should not be filled out

ATTACHMENT - S-23
FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR
CASH FLOW STATEMENT
THROUGH DECEMBER 31, 2006

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			OCT	NOV	DIC
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	58,148,166	58,492,410	58,571,598
	010	PAYMENTS TO SUPPLIERS	6,354,087	5,256,911	8,442,563
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	5,901,715	5,986,453	13,547,087
	020	PAYMENTS FOR PRODUCTION EXPENSES	351,844	897,075	630,536
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	4,924,948	2,847,477	7,563,846
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	57,171,399	55,353,434	52,588,357
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	27,397,408	37,336,468	218,953,741
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	0	31,482	997,867
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-27,397,408	-37,304,987	-217,955,874
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	4,021,146	0	8,123,116
	035	INTEREST AND MONETARY CORRECTION RECEIVED	-4,226,217	584,116	-4,700,284
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	-4,226,217	584,116	-4,700,284
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-31,623,626	-36,720,871	-222,656,158
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	1,128,265	80,974,899	139,289,955
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	32,295,493	0	805,615,111
	030	INTEREST PAID ON LOANS	28,755,098	7,948,400	29,354,951
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	28,810,221	0	0
	999	SUBTOTAL (CASH FOR FINANCING)	-88,732,548	73,026,499	-695,680,107
06	005	CASH INCOME FOR OTHER CONCEPTS	5,413,244	-15,149,672	779,226,763
	010	CASH OUTAGES FOR OTHER CONCEPTS	17,621,351	5,386,736	15,184,987
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	-12,208,106	-20,536,408	764,041,776
07	999	**TOTAL CASH NET INCREASE**	-75,392,881	71,122,655	-101,706,132
08	005	BEGINNING CASH	166,154,146	90,761,265	161,883,920
09	005	END CASH	90,761,265	161,883,920	60,177,788

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-accounts.

ATTACHMENT S-24
FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH DECEMBER 31, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	65,351	1,019,267,163
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	65,351	1,019,267,163
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.35045	12.23296
	010	% THAT REPRESENTS COMPANIES	1.64955	87.76704
	999	TOTAL	100	100
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.42057	1.05918
	010	% THAT REPRESENTS LOCAL INVESTORS	99.57943	98.94082
	999	TOTAL	100	100
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.46296	81.82325
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	99.25926	16.21368
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.27778	1.96307
	999	TOTAL	100	100
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	65,347	238,858,845
	010	3.01 % - 10.00 %	2	108,353,440
	015	10.01 % - 20.00 %	1	102,582,317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569,472,561
	999	**TOTAL**	65,351	1,019,267,163
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	35,772	20,983,367
	010	1001-5000	25,108	49,898,674
	015	5001-10000	2,649	17,948,489
	020	10001-50000	1,567	29,510,012
	025	50001-100000	140	9,664,681
	030	100001-500000	84	17,525,619
	035	MORE THAN 500000	31	873,736,321
	999	**TOTAL**	65,351	1,019,267,163

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR AND OTHER ENTRIES
GENERAL FINANCIAL INFORMATION ON EQUITY
THROUGH DECEMBER 31, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	3,444.09
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	2,093.72
	020	PROFIT PER SHARE	156.42
	025	LOSS PER SHARE	0.00
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	115,241,001,960
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	115,241,001,960
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	120
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	SECOND PAYMENT DATE	38826
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	653
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	82,615,374,101
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	454,695,450,703
	020	CREDIT PURCHASES IN FOREIGN MARKETS	173,290,110,891
	999	TOTAL PURCHASES	627,985,561,595
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	689,638,937,327
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	25,065,446,796
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	714,704,384,123
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH DECEMBER 31, 2006

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	36,308,323,730
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	20,339,109,767
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	261,149,436,695
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	1,077,453,250,509
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	-4,812,251,370
	999	SUBTOTAL, INVESTMENTS	1,390,437,869,332
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	SUBTOTAL ACCOUNTS RECEIVABLE	0
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	0
	035	PUBLIC UTILITIES - 1408	151,600,016,235
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	0
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	1,576,511,623
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	34,091,195,280
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	27,863,393,821
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	-10,091,318,940
	999	SUBTOTAL DEBTORS	205,039,798,019
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	0
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH DECEMBER 31, 2006

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	0
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	4,048,793,051
	010	DEFERRED CHARGES - 1910	126,086,713,730
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	92,098,399
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	-39,050,980
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	341,496,745,030
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	-47,765,072,375
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	1,299,003,131,464
	999	SUBTOTAL OTHER ASSETS	1,722,923,358,319
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	0
08 PUBLIC CREDIT OPERATIONS	005	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	-18,062,457,329
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES
THROUGH DECEMBER 31, 2006

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	-18,062,457,329
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	-1,115,268,369,166
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	-8,062,736,638
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	SUBTOTAL FINANCIAL DEBENTURES	-1,123,331,105,804
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	-28,629,490,218
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	-16,976,719,608
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	030	CREDITORS - 2425	-31,913,431,361
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	-3,658,750,641
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	-63,748,419
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	-1,016,440,344
	055	VALUE ADDED TAX - VAT - 2445	-761,761,880
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	-5,246,068,489
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	-8,627,359,601
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	-210,459,060,389
	999	SUBTOTAL ACCOUNTS PAYABLE	-307,352,830,950
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	-5,926,286,878
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	SUBTOTAL LABOR LIABILITIES	-5,926,286,878
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	SUBTOTAL BONDS	0
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	-35,332,169
	010	ANTICIPATED INCOME RECEIVED - 2910	-884,098,302
	015	DEFERRED CREDITS -2915	-166,483,563,500
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	SUBTOTAL OTHER LIABILITIES	-167,402,993,971

END